David Lubin & Associates, PLLC

108 S. Franklin Avenue

Suite 10

Valley Stream, New York 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

david@dlubinassociates.com

December 17, 2015

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gabriel Eckstein, Staff Attorney

Re:	ehāve, Inc. (formerly known as 2304101 Ontario Inc.) Registration Statement on Form F-1/A filed November 16, 2015 File No. 333-207107

Dear Mr. Eckstein:

On behalf of ehāve, Inc. (formerly known as 2304101 Ontario Inc.) (the "Company"), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to Registration Statement on Form F-1/A (the "Amendment") in response to the Commission's comment letter, dated December 11, 2015, with reference to the Company's registration statement on Form F-1 (the "Registration Statement") filed with the Commission on November 16, 2015.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Fee Table

1. You revised the fee table to include common shares issuable upon the exercise of warrants, which will be issued to each investor that purchases common stock. You do not appear to be registering these warrants. Please tell us what exemption you rely upon for the issuance of the warrants or revise your fee table to include the warrants. To the extent you include the warrants in the fee table, file a form of warrant agreement for the warrants that are issued with the common stock to be sold by you. In this regard, we note that the agreement included in exhibit 10.4 refers to securities that are not registered

Response: The fee table has been revised to include the warrants being offered. A form of warrant agreement is filed as Exhibit 10.23.

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Overview, page 5

2. Regarding your response to prior comment 7, please tell us which part of the supplemental data provides support for your statement that the cognitive assessment and training market size is estimated at $2.4 billion in 2015.

Response: Supplemental data was previously sent to the Commission on November 16, 2015. In furtherance of the Commission's comment, further data is being sent to the Commission clearly highlighted in the fifth paragraph to show the assessment and training market to be $2.4 billion in 2015, according to MarektsandMarkets.

Risk Factors, page 8

3. We note your response to prior comment 8; however, it is unclear without further disclosure how David Lubin & Associates, PLLC intends to resolve conflicts that may arise in situations where acting in your best interest conflicts with its obligations under the escrow agreement, for example in the event of a dispute between you and a purchaser over subscription proceeds held in escrow. It appears that risk factor disclosure addressing risks relating to the dual roles of David Lubin as counsel to the company and as escrow agent for this offering may be warranted. Please advise.

Response: A risk factor concerning the potential conflict of interest has been added to the Amendment.

Development or assertions by us…, page 10

4. Regarding your response to prior comment 9 and consistent with the language in the last sentence of the third paragraph on page 36, please further clarify your risk factor to state that all the developed intellectual property belongs to the Hospital.

Response: The referenced risk factor has been revised to state that all the developed intellectual property belongs to the Hospital.

Dilution, page 26

5. Refer to prior comment 12 and further revise your disclosure to indicate the total cash consideration paid by directors, senior management, and affiliated persons and the amount to be paid under the proposed offering. To provide an appropriate comparison, you should consider disclosing for both existing and new investors the total amount of cash consideration paid, the number of shares received, and the average price per share.

Response: The disclosure has been further revised to address the Commission's comment.

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Directors, Senior Management, and Employees

Background Information, page 46

6. We note the revisions to Mr. Woodrow's business experience made in response to prior comment 17. Please clarify his role at 2110345 Ontario and its relationship to NView. Also clarify his position at NView Management.

Response: The disclosure has been revised to clarify that Mr. Woodrow is the principal shareholder and sole director, sole officer (President) and sole employee of NView Management Inc.. NView Management Inc. is a management company. 2110345 Ontario Inc. is a wholly owned subsidiary of NView Management Inc. 2110345 Ontario Inc. is an investment holding company and does not have an operating function. Mr. Woodrow is the sole director and sole officer (President) of 2110345 Ontario Inc.

Certain Relationships and Related Party Transactions, page 49

7. We note that you have not included the loan to Mr. Woodrow for $8,770. Please revise to include the disclosure required by Item 7.B.2 of Form 20-F and clarify whether the loan remains outstanding.

Response: The disclosure has been revised to include the loan to Mr. Woodrow of $8,770 and to state that the loan was paid in full on February 25, 2015 and is not outstanding.

Item 8. Exhibits and Financial Statement Schedules, page 53

8. We note you have included multiple Exhibits 101 that have not been filed with your registration statement. Please revise to remove these exhibit items from the Exhibit Index or advise.

Response: The Exhibits 101 XBRL references have been deleted from the Exhibit Index.

Exhibit 5.1

9. Your legality opinion requires significant revision. Please file a legality opinion that opines on whether each of the securities you intend to register will be legally issued, fully paid, and non-assessable. Refer to section II.B.1.c of Staff Legal Bulletin No. 19 (October 14, 2011). If you are also registering warrants, you should note that counsel must opine that the warrants are a binding obligation in accordance with II.B.1.f of Staff Legal Bulletin No. 19. In addition, for shares to be offered by selling shareholders, the opinion must state that shares are legally issued, fully paid, and non-assessable. Finally, include any schedules referred to in your opinion.

Response: The opinion has been revised to indicate that securities intended to be registered and to be offered by the selling stockholders will be legally issued, fully paid and non assessable and to opine that the warrants are a binding obligation in accordance with II.B.1.f of Staff Legal Bulletin No. 19.

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Exhibit 10.19

10. The subscription agreement that you filed in response to prior comment 21 does not include the warrants that are issued to investors of the common stock. Please advise or file a subscription agreement that includes the warrants.

Response: The subscription agreement has been revised to include the warrants and is being re-filed as Exhibit 10.19.

Exhibit 10.20

11. Please tell us how the escrow agreement complies with Exchange Act Rule 10b-9(a) to promptly return the funds to purchasers when the minimum amount is not sold within 90 days. In this regard, we note that paragraph 5 of the agreement only obliges you to promptly notify the escrow agent that the offering is terminated and provide written instructions.

Response: The escrow agreement has been revised to state that in the event that the minimum amount is not sold, all subscription funds will be returned to each investor.

Statements of operations and other comprehensive loss, page F-3

12. We note that you revised your filing to include net loss per share as required by ASC 260-10-45-2. However, your current disclosures do not meet the requirements set forth in ASC 260-10-50-1. Please revise.

Response: The referenced disclosure has been revised to meeting the requirements of ASC 260-10-50-1.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

 cc: Scott Woodrow

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